SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2017

Commission File Number: 001-14534

PRECISION DRILLING CORPORATION

(Translation of Registrant’s name into English)

800, 525 – 8 Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

/s/ Carey T Ford
Name: Carey T Ford
Title: Senior Vice President and Chief Financial Officer
Date: December 4, 2017

EXHIBIT INDEX

99.1	Second Amending Agreement to Amended and Restated Credit Agreement, dated November 21, 2017.

99.2	7.125% Senior Notes due 2026 Indenture between Precision Drilling Corporation and The Bank of New York Mellon, as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee, dated November 22, 2017.